UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Class B Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Kathy Sarpash

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Douglas E. Bacon

Matthew R. Pacey

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

(713) 836-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,931,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,931,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,931,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,931,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,931,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,931,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 244,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 244,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 60.1%

14.	Type of Reporting Person PN

1.	Names of Reporting Persons Brookfield TK Block Acquisition LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 56,587,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 56,587,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,587,484

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Brookfield TK Acquisition Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 104,909,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 104,909,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,909,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.8%

14.	Type of Reporting Person PN

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,496,984

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,496,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,496,984

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Brookfield Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 434,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 434,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,914

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,931,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,931,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,931,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,931,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,931,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,931,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person PN

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 405,931,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 405,931,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,931,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 434,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 434,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,914

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person CO

Item 1.         Security and Issuer

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017, Amendment No. 2 filed with the Securities and Exchange Commission on July 9, 2018, Amendment No. 3 filed with the Securities and Exchange Commission on May 3, 2019, Amendment No. 4 filed with the Securities and Exchange Commission on May 13, 2019, Amendment No. 5 filed with the Securities and Exchange Commission on May 20, 2019 and Amendment No. 6 filed with the Securities and Exchange Commission on October 2, 2019 (the “Original Schedule 13D”), relating to the Class B Common Units (the “Class B Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of January 22, 2020, there were 405,931,898 Class B Common Units of the Issuer outstanding. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

Consideration

The total consideration paid for the Class B Common Units acquired by the Reporting Persons in connection with the Merger was approximately $162.6 million. The consideration was funded pursuant to the Equity Commitment Letter.

Item 4.         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end of the section titled “Agreement and Plan of Merger”:

On January 22, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into the Partnership, with the Partnership surviving as a subsidiary of Brookfield TK Acquisition, certain of its affiliates and Teekay Offshore General Partner, each of which is an indirect controlled subsidiary of BAM. At the Effective Time, each Common Unit issued and outstanding immediately prior to the Effective Time, other than Sponsor Units and Common Units for which holders thereof elected to receive the Unit Alternative, was converted into the right to receive $1.55 in cash. As a result of the Merger, the Reporting Persons became the beneficial owners of all of the Common Units, which have been reclassified as 100% of the Class B Common Units, representing approximately 98.7% of the outstanding common units of the Partnership. 100% of the Class A Common Units, representing approximately 1.3% of the outstanding common units of the Partnership as of the closing of the Merger, are held by the unaffiliated unitholders who elected to receive the equity consideration in respect of their common units in connection with the Merger.

Following the Merger, the Class B Common Units ceased to be listed on the New York Stock Exchange and the Partnership intends to deregister the Class B Common Units under Section 12(g) of the Act to cause the Partnership’s reporting obligations under Sections 13 and 15(d) of the Act with respect to the Class B Common Units to be suspended.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a)             As of the date of this Amendment, Brookfield TOLP directly holds 244,000,000 Class B Common Units, Brookfield TK Acquisition directly holds 104,909,500 Class B Common Units, Brookfield TK Block directly holds 56,587,484 Class B Common Units and Brookfield Private Institutional directly holds 434,914 Class B Common Units. Brookfield Capital Partners (Bermuda) is the general partner of Brookfield TOLP, Brookfield TK Acquisition and Brookfield TK Block. Brookfield Capital Partners (Bermuda) is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. Brookfield Capital Partners is the general partner of Brookfield Private Institutional. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners (Bermuda), BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Class B Common Units held by Brookfield TOLP and Brookfield TK Block and Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Class B Common Units held by Brookfield Private Institutional.

In addition, certain of the Reporting Persons beneficially own 100% of Teekay Offshore General Partner. Teekay Offshore General Partner has a 0.76% general partner interest in the Issuer. The beneficial owners of Teekay Offshore General Partner are the indirect beneficial owners of Teekay Offshore General Partner’s general partner interest in the Issuer.

(b)              Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners (Bermuda), Brookfield TK Block and Brookfield TOLP have shared voting power and shared dispositive power over the Class B Common Units held by Brookfield TK Acquisition, Brookfield TOLP and Brookfield TK Block. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield Private Institutional have shared voting power and shared dispositive power over the Class B Common Units held by Brookfield Private Institutional.

(c)               Other than as described herein, Reporting Persons have not effected any transactions in the Class B Common Units during the past 60 days.

(d)              The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Class B Common Units reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Class B Common Units beneficially owned by the Reporting Persons.

(e)               Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  January 23, 2020

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President, Legal and Regulatory

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

[Signature Page to Schedule 13D/A]

BCP GP LIMITED

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD TK BLOCK ACQUISITION LP, BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

[Signature Page to Schedule 13D/A]

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISORS (PRIVATE EQUITY) L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BROOKFIELD TK ACQUISITION HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

[Signature Page to Schedule 13D/A]